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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                             Daw Technologies, Inc.
     ---------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
     ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                    23922010
     ---------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2000
     ---------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     / /  Rule 13d-1(b)

     / /  Rule 13d-1(c)

     / /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENT VALID OMB CONTROL NUMBER.

                        SEC1745 (2-95) Page 1 of 7 Pages

CUSIP No. 23922010

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

          Ronald W. Daw
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a member of a Group (See Instructions).

     (a)      ____
     (b)      ____
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

          United States
--------------------------------------------------------------------------------
                         5.   Sole Voting Power
                                   1,211,807
Number of                -----------------------------------------------------
Shares                   6.   Shared Voting Power
Beneficially                       1,196,499
Owned by Each            -----------------------------------------------------
Reporting                7.   Sole Dispositive Power
Person With:                       1,211,807
                         -----------------------------------------------------
                         8.   Shared Dispositive Power
                                   1,196,499
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

          2,408,306
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See
     Instructions)       / /

--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row 9

          17.06%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

          IN
--------------------------------------------------------------------------------

                        SEC 1745 (2-95) Page 2 of 7 Pages

CUSIP No. 23922010

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

          Tracey B. Daw
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a member of a Group (See Instructions).

     (a)      ____
     (b)      ____
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

          United States
--------------------------------------------------------------------------------
                         5.   Sole Voting Power
                                   700
Number of                -------------------------------------------------------
Shares                   6.   Shared Voting Power
Beneficially                       1,196,499
Owned by Each            ------------------------------------------------------
Reporting                7.   Sole Dispositive Power
Person With:                       700
                         -------------------------------------------------------
                         8.   Shared Dispositive Power
                                   1,196,499
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

          1,197,199
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See
     Instructions)     / /

--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row 9

               8.82%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

               IN
--------------------------------------------------------------------------------

                        SEC 1745 (2-95) Page 3 of 7 Pages

CUSIP No. 23922010

ITEM 1.

     (a)  NAME OF ISSUER: Daw Technologies, Inc. (the "Company")

     (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICERS: 2700 South 900 West, Salt Lake City, UT 84119

ITEM 2.

     (a) NAME OF PERSONS FILING: Ronald W. Daw and Tracey B. Daw (the "Reporting Persons")

     (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OF RONALD W. DAW: 2700 S. 900 W., SLC, UT 84119

          ADDRESS OF RESIDENCE OF TRACEY B. DAW: 488 Edindrew Circle, Murray, UT 84107

     (c)  CITIZENSHIP: United States

     (d) TITLE OF CLASS OF SECURITIES: Common Stock, $.01 Par Value (the "Common Stock")

     (e)  CUSIP NUMBER: 23922010

ITEM 3.

     This statement is NOT filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c).

ITEM 4. OWNERSHIP

     (a)  Amount Beneficially owned by Ronald W. Daw as of 12/31/00:   2,408,306

          Amount Beneficially owned by Tracey B. Daw as of 12/31/00:   1,197,199

     (b)  Percent of Class owned by Ronald W. Daw as of 12/31/00:         17.06%

          Percent of Class owned by Tracey B. Daw as of 12/31/00:          8.82%

     (c)  Number of shares as to which the Reporting Persons have:

          (i) sole power to vote or to direct the vote: As of December 31, 2000, Ronald W. Daw had sole power to vote or to direct the vote of 1,211,807 shares, which included 455,200 shares held by Ronald
               W. Daw, 219,300 shares owned by Ronald Daw Family Limited Partnership, 145,000 shares underlying presently exercisable options, 22,500 shares underlying presently exercisable warrants, and 15 shares of Series A Convertible Preferred Stock which, as of December 31, 2000, were convertible into 369,807 shares of common stock. Tracey B. Daw had sole power to vote 700 shares, which included 100 shares held by her individually and 600 shares held by her as trustee of the Reporting Persons' children's trust.

                        SEC 1745 (2-95) Page 4 of 7 Pages

CUSIP No. 23922010

          (ii) shared power to vote or to direct the vote: As of December 31, 2000, the Reporting Persons shared the power to vote or to direct the vote of 1,197,499 shares jointly held by the Reporting Persons. In addition, Tracey B. Daw may be deemed to share the power to vote or direct the vote of the 819,500 shares held by Ronald W. Daw and the Ronald Daw Family Limited Partnership, and Ronald W. Daw may be deemed to share the power to vote or direct the vote of the 700 shares held by Tracey B. Daw, individually and as trustee of the Reporting Persons' children's trusts.

          (iii) sole power to dispose or to direct the disposition of: As of December 31, 2000, Ronald W. Daw had sole power to dispose or to direct the disposition of 1,211,807 shares, which included 455,200 shares held by Ronald W. Daw, 219,300 shares owned by the Ronald Daw Family Living Partnership, 145,000 shares underlying presently exercisable options, 22,500 shares underlying presently exercisable warrants and 15 shares of Series A Convertible Preferred Stock which, as of December 31, 2000, were convertible into 369,807 shares of common stock.

          (iv) shared power to dispose or to direct the disposition of: As of December 31, 2000, the Reporting Persons shared the power to dispose or direct the disposition of 1,197,199 shares jointly held by them.

     The filing of this Amendment No. 8 to Schedule 13G shall not be construed as an admission that the Reporting Persons, for purposes of Section 13(d) and 13(g) of the Securities Exchange Act of 1934, are the beneficial owners of all of the securities covered by this Schedule 13G.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     This statement is NOT being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

     Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTING ON BY THE PARENT HOLDING COMPANY

     Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

     Not applicable.

ITEM 10. CERTIFICATION

     Not applicable


                        SEC 1745 (2-95) Page 5 of 7 Pages

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CUSIP No. 23922010

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED: February 12, 2001               DATED: February 12, 2001


By: /s/ Ronald W. Daw                  By: /s/ Ronald W. Daw
    --------------------------             --------------------------
    Ronald W. Daw                          Tracey B. Daw by Ronald W. Daw,
                                           Attorney-in-Fact pursuant to a
                                           Power of Attorney dated May 30, 1996,
                                           a copy of which is on file with the
                                           Commission and incorporated herein by
                                           reference.



                        SEC 1745 (2-95) Page 6 of 7 Pages
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CUSIP No. 23922010

                                    EXHIBIT A

                                    AGREEMENT

     The undersigned agree that this Amendment No. 8 to Schedule 13G of Ronald
W. Daw and Tracey B. Daw relating to the shares of Common Stock of Daw Technologies, Inc., shall be filed on behalf of each of the undersigned.




By: /s/ Ronald W. Daw                  By: /s/ Ronald W. Daw
    --------------------------             --------------------------
    Ronald W. Daw                          Tracey B. Daw by Ronald W. Daw,
                                           Attorney-in-Fact pursuant to a Power
                                           of Attorney dated May 30, 1996, a
                                           copy of which is on file with the
                                           Commission and incorporated herein by
                                           reference.



                        SEC 1745 (2-95) Page 7 of 7 Pages